SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

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                                BERTUCCI'S, INC.
                       (Name of Subject Company [Issuer])

                             NERC ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                           NE RESTAURANT COMPANY, INC.
                                    (Bidder)


                    COMMON STOCK, PAR VALUE $0.005 PER SHARE
                         (Title of Class of Securities)

                                   086063 10 4
                      (CUSIP Number of Class of Securities)

                             -----------------------


                                  DENNIS PEDRA
                                    PRESIDENT
                           NE RESTAURANT COMPANY, INC.
                                80A TURNPIKE ROAD
                        WESTBOROUGH, MASSACHUSETTS 01581
                                 (508) 870-9200
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                 WITH A COPY TO:

                            DAVID L. FINKELMAN, ESQ.
                          STROOCK & STROOCK & LAVAN LLP
                                 180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038-4982
                                 (212) 806-5400

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          NERC Acquisition Corp., a Massachusetts corporation ("Purchaser"), and
NE Restaurant Company, Inc., a Delaware corporation ("Parent"), hereby further amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on May 20, 1998, with respect to Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.005 per share (the "Shares"), of Bertucci's, Inc., a Massachusetts corporation (the "Company"), not presently owned by Parent, at a purchase price of $10.50 per Share, net to the seller in cash, without interest thereon. All capitalized terms used herein shall have the meaning set forth in the Schedule 14D-1 or the Offer to Purchase dated May 20, 1998, except as may otherwise be provided herein.


ITEM 10.  ADDITIONAL INFORMATION.

          (e) The information set forth in Paragraph (e) of Item 10 is hereby amended and supplemented by adding to the information set forth under the subcaption "STOCKHOLDER LITIGATIONS" in Section 15 ("Certain Regulatory Matters; Regulatory Approval") of the Offer to Purchase the following:

          On June 4, 1998, plaintiffs in the Stockholder Litigations filed a Consolidated Amended and Supplemental Class Action Complaint (the "Amended Complaint") in which they named, in addition to the Company and its Board of Directors, Parent and Purchaser as nominal defendants. In lieu of challenging the Ten Ideas Merger pursuant to the original complaint filed in February 1998, the Amended Complaint asserts claims (i) challenging the payment to Mr. Crugnale under the Ten Ideas Merger Agreement of a termination fee of $1.5 million and up to $750,000 of documented expenses and the approval of the Litigation Settlement Agreement which acknowledged such payments and provided that the Company, Parent and Purchaser would not contest or seek to recover such payments as breaches of the directors' fiduciary duties and self dealing on the part of Mr. Crugnale and
(ii) seeking to recover legal fees for plaintiffs' counsel on the alleged ground that the Offer resulted in part through the efforts of plaintiffs and their counsel. On June 4, 1998, plaintiffs also filed an emergency motion for expedited discovery and to schedule a hearing to seek a preliminary injunction to set aside a portion of the total purchase price to be paid by Parent and Purchaser pursuant to the Offer for the possible payment of plaintiffs' legal fees, pending a determination by the court as to whether an award of counsel fees to plaintiffs is warranted. On June 4, 1998, the court heard oral arguments on plaintiffs' emergency motion and reserved decision.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  June 9, 1998


                                        NE RESTAURANT COMPANY, INC.


                                        By:/s/ Paul V. Hoagland
                                           ------------------------
                                            Paul V. Hoagland
                                            Executive Vice President


                                        NERC ACQUISITION CORP.


                                        By:/s/ Paul V. Hoagland
                                            ------------------------
                                            Paul V. Hoagland
                                            Executive Vice President